HSW INTERNATIONAL, INC.
ONE CAPITAL CITY PLAZA
3350 PEACHTREE ROAD, SUITE 1500
ATLANTA, GA 30326

June 1, 2007

VIA EDGAR and FEDEX
Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE, Mail Stop 3561
Washington, D.C. 20549

Re:
HSW International, Inc,
Amendment No. 1 to Registration Statement on Form S-4
File no. 333-141286
As amended on May 17, 2007
INTAC International, Inc.
Form 10-K for the year ended September 30, 2006
File no. 042621

Dear Mr. Spirgel:

        This letter is in response to your letter dated May 25, 2007, with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-4 filed with the Commission on May 17, 2007 and Form 10-K filed with the Commission on December 14, 2006. The following comments correspond to the numbered comments in your letter.

Form S-4
HSW International
Summary Financial Data, page 23

1.	Please revise this table disclosure to state the inception date of HSW International.

RESPONSE:	See amendment on page 23.
Risk Factors, page 25
2.
We note your response to prior comment 18 and are unable to agree. Although there is disclosure in the proxy statement/prospectus concerning Mr. Zhou's significant interests in the transactions and his involvement in the merger negotiations is mentioned in the background to the merger section, separate risk factor disclosure is warranted to highlight the risk that his interests in the transactions may have influenced negotiations of the terms of the transactions. Please revise to include such a risk factor.

RESPONSE:	See amendment on pages 25 and 26.
Background of the Merger and Distribution Business Sale, page 55
3.
We note your response to prior comment 31; however, the added disclosure is too vague. Clarify whether the INTAC board required that INTAC be the dominant company post-merger and how that would be ensured. In addition, disclose what the INTAC board's position was with respect to the number of shares that must be received by INTAC shareholders.

RESPONSE:	See amendment on page 59.

4.	We note your response to prior comment 33. Please include your supplemental response to our prior comment in the prospectus/proxy statement.

RESPONSE:	See amendments on pages 60 and 61.
5.	Please provide us with a copy of the August 8, 2006 non-binding letter of intent between Mr. Zhou and INTAC. In addition, we have not yet received the board books prepared by Savian.

RESPONSE:	A hard copy of the August 8, 2006 non-binding letter of intent between Mr. Zhou and INTAC is being delivered with this letter.
Opinion of INTAC's financial advisor, page 65
6.
We note your response to prior comment 42. We note your reference on page 16 that "certain" fees are payable to Savian upon completion of the merger and Distribution Sale. Quantify the amount here that is contingent upon the transactions being completed. In addition, we note that you do not believe risk factor disclosure regarding the potential conflict of interest is necessary. Although we do not necessarily agree with your conclusion, revise your added disclosure on page 82 to make clear that if the merger and distribution sale is not approved, Savian will not be paid $2,925,000 of its fee.

RESPONSE:	See amendments on pages 16 and 82.
Notes to Financial Statements and Pro Forma Adjustments, page 129
7.
Please specifically disclose in footnote (2), and elsewhere in your filing where applicable, (a) the number of shares of INTAC that will be acquired, (b) the exchange ratio, and (c) the per share fair value assigned to the HSW International shares to be issued in the merger.

RESPONSE:	Footnote 2 (pages 147-148) was revised to include INTAC share information, exchange ratio and per share fair value assigned to the HSW International shares to be issued in the merger.
8.
It is unclear why you disclose in footnote (2) that the 19 million shares of HSW International are net of the 3.0 million shares tendered by Wei Zhou. In footnote (7) you disclose that Wei Zhou will exchange INTAC Holdings shares. Please clarify your disclosure and advise us.

RESPONSE:
Footnotes 2 and 7 (pages 147-148, 150) were revised to clarify the value assigned to the 19 million shares of HSW International (footnote 2) and to add additional information regarding the treasury stock transaction as it relates to INTAC Holdings (footnote 7).

9.
Refer to Note (7) on page 150, which indicates that an independent valuation was used to determine the value of the acquired treasury shares. Please either identify the independent third party upon whom management is relying and include a consent of that independent third party as an exhibit or remove your reference to the independent valuation and disclose management's methodology and assumptions used when estimating fair value.

RESPONSE:	Footnote 7 (page 150) has been revised to include the identity of the independent third party appraiser and their consent will be added as an exhibit to the filing.

10.	Regarding adjustment (7), it is unclear why you are reporting treasury stock of INTAC Holdings in the pro forma balance sheet of HSW International. Please remove this item or advise us.

RESPONSE:
The proposed merger includes the purchase of all of the INTAC issued and outstanding shares, which includes approximately 19.9 million INTAC issued and outstanding common shares and 3 million INTAC issued treasury shares (exchanged one-for-one). Footnote 7 (page 150) has been revised to clarify the issued and outstanding stock sold.

11.
Please clarify your response to comment 60. Describe for us the evidence that you have relied upon to support your expectation that your internet licenses will be renewed automatically at the end of each 5 year term.

RESPONSE:
INTAC's software has been exclusively designated by the Education Management Information Center ("EMIC") as the standard for the China School Administration System for primary and middle schools. Additionally, INTAC enjoys a contractual relationship with the Ministry of Education ("MOE") for use of certain of INTAC software products. Although the internet licenses have five year terms each, they are typically automatically renewed and management has never encountered any difficulty in renewing the licenses. Additionally, the EMIC has assured the Company the internet licenses would be renewed. As a result, the cash flows attached to the licenses and vendor endorsement as projected in the independent appraisal, and that support the fair value of the assets are considered to be indefinite and concurrent with the estimated indefinite useful life of the intangible assets.

12.	We are considering your response to comment 61.

RESPONSE:
Because the termination date for the merger agreement and stock purchase agreements is August 31, 2007, HSW International respectfully requests a prompt favorable response to its request for relief. As you are aware there are certain procedures that if not initiated immediately may jeopardize HSW International's ability to complete the merger before the termination date, including that INTAC is required to make broker requests 20 business days prior to the record date for its meeting and cannot hold its meeting until 20 business days after it mails its proxy statement. Accordingly, HSW International desires to go effective shortly after the filing of this Amendment No. 2 to the S-4 registration statement.

13.	Expand your revisions to Pro Forma Adjustment Note (3) on page 149 as previously requested in comment 62. See the disclosure guidance of Question 2 of SAB Topic 1B1 and include an explanation of the allocation methods used along with management's assertion that the methods used are reasonable. Further, to the extent practical, include management's estimate of what these expenses would have been on a stand alone basis. Otherwise please advise such disclosure is impractical.

RESPONSE:
All material direct costs have been included in the financial statements of HSW International for 2006 and the three months ended March 31, 2007. These costs include management salaries, merger related costs, audit and legal fees. Due to the developmental nature of HSW International's operations, indirect corporate overheads have not been allocated. There are limited incremental corporate overheads associated with the new entity (i.e. no new management team members, new processes, or new product design at the parent company). Furthermore, HSW International had no revenue in the pro forma financial statements to drive a proportional allocation of sales and product related management team indirect salaries. During 2006, HSW International had only one corporate employee; therefore the allocation of any corporate employee related support costs would have been immaterial. The disclosure in Note (3) on page 149 has been revised to state that no indirect parent company corporate overheads were allocated to HSW International in the periods presented due to the limited and developmental nature of HSW International's operations.

        As an amendment to our response to Number 10 in your letter dated April 13, 2007, please note that based on an Initial Per Share Purchase Price equal to $6.57, the number of shares that would be issued to the investors in connection with the equity financings would be approximately 7,521,004 instead of approximately 7,292,694, which would equal approximately 16.4% of the total number of HSW International shares outstanding after the closing of the merger and related transactions without regard to the equity financings, instead of approximately 15.9%.

Sincerely yours,
HSW International, Inc.
By:	/s/ Jeff Arnold